# MANAGEMENT'S DISCUSSION AND ANALYSIS

NOVEMBER 7, 2016

The following Management’s Discussion and Analysis (“MD&A”) summarizes Concordia International Corp.’s (formerly Concordia Healthcare Corp.) (“Concordia” or the “Company”, or “we” or “us” or “our”) consolidated operating results and cash flows for the three and nine month periods ended September 30, 2016 with comparative prior periods and the Company’s balance sheet as at December 31, 2015. The MD&A was prepared as of November 7, 2016 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto as at and for the three and nine month periods ended September 30, 2016 and the consolidated financial statements and MD&A for the year ended December 31, 2015. Financial information in this MD&A is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and amounts are stated in thousands of U.S. Dollars, which is the reporting currency of the Company, unless otherwise noted. The significant exchange rates used in the translation to the reporting currency are:

	US$ per UK Pound Sterling (£)
As at, and for the periods ended	Spot	Average
October 21 to December 31, 2015	1.4745	1.5042
January 1, 2016 to March 31, 2016	1.4395	1.4321
April 1, 2016 to June 30, 2016	1.3395	1.4354
July 1, 2016 to September 30, 2016	1.3008	1.3136

Certain prior period financial information has been presented to conform to the current period presentation.

Some of the statements contained in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). See “Forward-Looking Statements” for a discussion of certain risks, uncertainties, and assumptions relating to forward-looking statements. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The results of operations, business prospects and financial condition of Concordia will be affected by, among other things, the “Risk Factors” set out in Concordia’s Annual Information Form dated March 23, 2016 available on SEDAR at www.sedar.com, Concordia’s Annual Report on form 40-F and other documents filed with the United States Securities and Exchange Commission (“SEC”), available on EDGAR at www.sec.gov.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. See “Results of Operations”, “Selected Quarterly Financial Information”, and “Non-IFRS Financial Measures”.

Forward-looking Statements
Certain statements contained in this MD&A constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Company’s management (“Management”). Statements concerning the Company’s objectives, goals, strategies, intentions, plans, beliefs, assumptions, projections, predictions, expectations and estimates, and the business, operations, future financial performance and condition of the Company are forward-looking statements. This MD&A uses words such as “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would”, “could”, “plan”, “create”, “designed”, “predict”, “project”, “seek”, “ongoing”, “increase”, “upside” and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of Management based on information currently available to them, and are based on assumptions and subject to risks and uncertainties. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this MD&A may contain forward-looking statements attributed to third-party industry sources.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other characterizations of future events or circumstances that constitute forward-looking statements will not occur. Such forward-looking statements in this MD&A speak only as of the date of this MD&A. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

Concordia Management's Discussion and Analysis	Page 2

•
the ability of the Company to compete against companies that are larger and have greater financial, technical and human resources than that of the Company, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by competitors;

•	the performance of the Company’s business and operations;

•	the Company’s capital expenditure programs;

•	the future development of the Company, its growth strategy and the timing thereof;

•	the acquisition strategy of the Company;

•	the Company’s ability to achieve all of the estimated synergies from its acquisitions as a result of cost reductions and/or integration initiatives;

•	the estimated future contractual obligations of the Company;

•	the Company’s future liquidity and financial capacity;

•	the supply and market changes in demand for pharmaceutical products within the Company’s portfolio of pharmaceutical products;

•	cost and reimbursement of the Company’s products;

•	expectations regarding the Company’s ability to raise capital;

•
the availability and extent to which the Company’s products are reimbursed by government authorities and other third party payors, as well as the impact of obtaining or maintaining such reimbursement on the price of the Company’s products;

•	changes in regulatory rules or practices in the U.S. or in other jurisdictions in which the Company sells products;

•
the inclusion of the Company’s products on formularies or the Company’s ability to achieve favourable formulary status, as well as the impact on the price of the Company’s products in connection therewith; and

•	the acquisition and/or launch of new products including, but not limited to, the acceptance and demand for new pharmaceutical products, and the impact of competitive products and prices.

With respect to the forward-looking statements contained in this MD&A, the Company has made assumptions regarding, among other things:

•	the ability of the Company to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	the successful licensing of products to third parties or to the Company, as applicable, to market and distribute such products on terms favourable to the Company;

•	the ability of the Company to maintain key strategic alliances, and licensing and partnering arrangements, now and in the future;

•	the ability of the Company to maintain its distribution networks and distribute its products effectively despite significant geographical expansion;

•	the general regulatory environment in which the Company operates, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	the tax treatment of the Company and its subsidiaries and the materiality of legal proceedings;

•	the timely receipt of any required regulatory approvals;

•	the general economic, financial, market and political conditions impacting the industry and countries in which the Company operates;

•	the ability of the Company to sustain or increase profitability, fund its operations with existing capital, and/or raise additional capital to fund future acquisitions;

•	the ability of the Company to meet its financial forecasts and projections over the next twelve months and beyond;

•	the ability of the Company to acquire any necessary technology, products or businesses and effectively integrate such acquisitions;

•	the development and clinical testing of products under development;

•	the ability of the Company to obtain necessary approvals for commercialization of the Company’s products from the U.S. Food and Drug Administration (“FDA”) or other regulatory authorities;

•	future currency exchange and interest rates;

•	reliance on third party contract manufacturers to manufacture the Company’s products on favourable terms;

•
the ability of the Company to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	potential competition to the Company’s pharmaceutical products;

•	the availability of raw materials and finished products necessary for the Company’s products;

•	the impact of increasing competition;

•	the impact of the entry of competitive products, including the timing of the entry of such products in the market place;

•	the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and efficient manner;

•	the ability of the Company to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	the ability of the Company to conduct operations in a safe, efficient and effective manner;

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•	the results of continuing and future safety and efficacy studies by industry and government agencies related to the Company’s products;

•	the ability of the Company to retain members of the senior management team, including but not limited to, the officers of the Company;

•	the ability of the Company to successfully market its products and services;

•
the impact of the United Kingdom's referendum through which voters supported a proposal to withdraw from the European Union. A significant portion of the Company’s business is in the United Kingdom pharmaceutical industry and a significant portion of the Company's contract manufacturers are in mainland Europe.  The United Kingdom’s exit from the European Union could result in a number of developments, including, without limitation, regulatory changes in the pharmaceutical industry, cross-border tariff and cost structure changes or loss of access to European Union global trade markets.  Therefore, the United Kingdom’s exit from the European Union could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the United Kingdom's exit from the European Union may result in a period of uncertainty while the terms of such exit are being negotiated. See "Brexit Risk Factor" below; and

•
the Company’s operating results, financial condition and financial forecasts may fluctuate from period to period for a number of reasons, including as a result of events or occurrences disclosed in the Company’s public filings (including, without limitation, under the heading “Risk Factors” in the Annual Information Form date March 23, 2016).  As a result, the Company believes that quarter-to-quarter comparisons of results from operations or financial forecasts, or any other similar period-to-period comparisons, should not be construed as reliable indicators of the Company’s future performance. The events or occurrences described in the Company’s public filings, including, without limitation, under the heading “Risk Factors” in the Annual Information Form dated March 23, 2016, may cause the Company’s operating results and/or financial forecasts to fluctuate and such events or occurrences could have a material adverse effect on the Company’s business, financial condition and results of operations. In any period, the Company’s results may be below the expectations of market analysts and investors, which could cause the trading price of the Company’s common shares to decline.

Forward-looking statements contained in this MD&A are based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this MD&A as a result of numerous known and unknown risks and uncertainties and other factors. The Company cannot guarantee future results.
Risks related to forward-looking statements include those risks referenced in the Company’s filings with the Canadian Securities Regulators and the SEC. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to, the risk factors described herein and included under the heading “Risk Factors” in the Company’s Annual Information Form dated March 23, 2016, which is available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov.
Forward-looking statements contained in this MD&A are based on Management’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management has included the summary of assumptions and risks related to forward-looking statements included in this MD&A for the purpose of assisting the reader in understanding Management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Company nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.
Such forward-looking statements are made as of the date of this MD&A and the Company disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.
All of the forward-looking statements made in this MD&A are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
Actual results, performance or achievements could differ materially from those expressed in, or implied by, any forward-looking statement in this MD&A, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for Management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of Concordia or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this MD&A.

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Brexit Risk Factor
Business Impact and Risk Factors Regarding Brexit

On June 23, 2016, a majority of voters in the United Kingdom (“UK”) elected to withdraw from the European Union (“EU”) in a national referendum (“Brexit”). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the UK government formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the UK and the EU, and has given rise to calls for certain regions within the UK to preserve their place in the EU by separating from the UK, as well as for the governments of other EU member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility.
Lack of clarity about future UK laws and regulations as the UK determines which EU laws to replace or replicate in the event of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could decrease foreign direct investment in the UK, increase costs and depress economic activity. Concordia may incur additional costs and expenses as it adapts to potentially divergent regulatory frameworks from the rest of the EU. Disruptions and uncertainty caused by Brexit may also cause Concordia’s customers to closely monitor their costs and reduce their spending budget on Concordia’s products.
If the UK and the EU are unable to negotiate acceptable withdrawal terms or if other EU member states pursue withdrawal, barrier-free access between the UK and other EU member states or among the European Economic Area overall could be diminished or eliminated. The Company’s Concordia International segment has significant operations within the EU, including the UK, and therefore any of these factors could have a material adverse effect on Concordia’s business, financial condition and results of operations and affect its strategy in the UK and/or the European pharmaceutical market.
A significant portion of the Company’s debt and a portion of Concordia’s revenues are denominated in U.S. dollars. Since October of 2015, Concordia’s business has expanded internationally and, as a result, a significant portion of its revenues and expenses are denominated in Euros, UK Pounds Sterling and other foreign currencies. A decrease in the value of such foreign currencies relative to the U.S. dollar, such as the recent decline in value of the UK Pound Sterling following Brexit, could result in reduced U.S. dollar equivalent earnings, as a result of currency exchange rate fluctuations. During periods of a strengthening U.S. dollar, the local currency results of Concordia’s international operations may translate into fewer U.S. dollars. Concordia cannot predict changes in currency exchange rates, the impact of exchange rate changes on its operating results, nor the degree to which Concordia will be able to manage the impact of currency exchange rate changes, and any of these effects of Brexit, among others, could materially adversely affect Concordia’s business, results of operations and financial condition. If the UK takes the steps necessary to formally terminate its membership in the EU, volatility in foreign currencies may continue as negotiations commence to determine the future terms of the UK relationship with the EU. Concordia cannot be sure that any hedging techniques it has implemented or may implement in the future will be successful or that its business, financial condition, and results of operations will not be materially adversely affected by foreign currency exchange rate fluctuations.
Trademarks
This MD&A includes trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this MD&A may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this MD&A are the property of their respective owners.
Company Overview and Business Segments
Concordia is an international specialty pharmaceutical company, owning, through its subsidiaries, a diversified portfolio of branded and generic prescription products. Concordia has three reportable operating segments, which consist of Concordia North America, Concordia International and Orphan Drugs, as well as a Corporate cost centre.
The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9. The Company’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario, M56 2T6. The Company’s shares are listed on the Toronto Stock Exchange under the symbol “CXR” and the NASDAQ Global Select Market® under the symbol “CXRX”.

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Concordia North America
Formerly the Legacy Pharmaceuticals Division, the Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; and Plaquenil® for the treatment of lupus and rheumatoid arthritis. Concordia North America’s product portfolio consists of branded-products and authorized generic contracts. The segment’s products are manufactured and sold through an out-sourced production and distribution network.
Concordia International
Concordia International is comprised of the Concordia International (Jersey) Limited (formerly Amdipharm Mercury Limited) group of companies ("Concordia International") acquired by Concordia on October 21, 2015, which consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 100 countries. Concordia International specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 190 molecules are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. Concordia International mainly operates outside of the North American marketplace.
Orphan Drugs
The Company’s Orphan Drugs segment is intended to provide growth opportunities through the expansion into new indications and new markets for existing or acquired orphan drugs. In its initial execution of its orphan drug strategy, the Company, through its subsidiaries, acquired the orphan drug, Photofrin®. Today, Photofrin® is the primary focus of the Orphan Drugs segment. Photofrin® is FDA approved and has orphan drug status in respect of esophageal cancer and high-grade dysplasia in Barrett’s esophagus. In addition, Photofrin® is FDA approved for the treatment of non-small cell lung cancer. Concordia's Orphan Drug segment uses a third party supply chain to produce and distribute Photofrin®, except for distribution in the U.S. territory, which distribution is completed by an affiliate. In addition to the approved Orphan indications for Photofrin®, the Company is focusing on the use of Photofrin® for the treatment of lung cancer in line with its approved indication.
Corporate
The Corporate cost centre represents certain centralized costs including costs associated with the Company's head office in Canada and costs associated with being a public reporting entity.
Recent Events
Senior Secured Notes Offering
On October 13, 2016, the Company issued $350 million of Senior Secured First Lien Notes (the “Secured Notes”). The Secured Notes have a term of five and a half years maturing on April 1, 2022. The Notes bear an interest rate of 9% per annum paid semi-annually and issued at par.
Cross Currency Swap
On August 17, 2016, the Company entered into a cross currency swap agreement in order to reduce the Company’s exposure to exchange rate fluctuations between the Great British pound (“GBP” or “£”) and the US dollar (“USD”). The pay fixed GBP / receive fixed USD cross currency swap has a notional amount of USD$382 million and effectively converts this amount of Concordia’s USD debt obligations into a GBP obligation in the amount of approximately GBP 297 million. The maturity date of the cross currency swap agreement is April 15, 2023.
Management and Board of Director Change
On November 2, 2016 the Company announced that its Board of Directors (the "Board") has appointed Allan Oberman as its new Chief Executive Officer and selected Jordan Kupinsky as Chairman of the Board. The new appointments are effective November 8, 2016.
Dividend Suspension
On August 11, 2016, Concordia's Board unanimously agreed to suspend the $0.075 dividend per common share, payable quarterly. The Company believes the dividend payments can be better deployed towards long-term value-creating initiatives or debt repayment.

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Product Acquisitions
On May 12, 2016, Concordia International, through certain of its subsidiaries, entered into an agreement to acquire four products and the associated global product rights (the "Products Acquisition"). The products acquired included Sodium Feredetate oral solution for the treatment of anemia, Trazadone oral solution for the treatment of depression, and two pipeline products. The Company paid £21 million, funded through cash on hand on closing of the Products Acquisition. In addition, up to a maximum of £7 million in earn-out payments are payable in the first quarter of 2017 if certain performance and supply targets are achieved. The transaction closed on June 1, 2016.
Business Impact in Relation to Brexit
On June 23, 2016 the United Kingdom held a referendum and voted to withdraw from the European Union ("Brexit"). The Company's Concordia International segment has significant operations within the United Kingdom and other parts of the European Union, and therefore continues to monitor developments related to the outcome of Brexit, including the impact resulting from currency market movements. Refer to the "Liquidity and Capital Resources" and "Lending Arrangements and Debt" sections of this MD&A for further details on the Company's current assessment of the foreign currency impact to the Company's financial operations as a result of the Brexit vote.
Corporate Name Change
At the annual general and special meeting of shareholders of the Company held on April 29, 2016, shareholders of the Company approved the name change of the Company from Concordia Healthcare Corp. to Concordia International Corp., which name change was effected by the Company on June 27, 2016. The name change is a part of the rebranding of the Company, given the growth and portfolio diversification of Concordia which now operates internationally in over 100 countries.
Asset Impairments
During the second quarter of 2016, the Company recorded impairments of $567,076 related to certain intangible asset product rights associated with its North America segment. Refer to the "Corporate and other costs" section of this MD&A.
The Amdipharm Mercury Limited Acquisition
On October 21, 2015 (the “Closing Date”) the Company, through a wholly owned subsidiary, completed the acquisition of 100% of the outstanding shares of Amdipharm Mercury Limited (the “Concordia International Acquisition”) from Cinven, a European private equity firm, and certain other sellers (collectively the “Vendors”). For a description of Concordia International, please see “Company Overview and Business Segments – Concordia International”.
The Concordia International Acquisition provided Concordia with a diversified portfolio of more than 190 off-patent molecules, entry into new therapeutic areas such as endocrinology, ophthalmology and urology, and an international platform with access to over 100 countries.
Concordia, through its wholly-owned subsidiary, acquired Concordia International for total consideration of $3.11 billion including cash consideration of approximately £800 million (with a value on the closing date of $1.24 billion), 8.49 million common shares of the Company (with a value on the closing date of $230.8 million) and daily interest of £272,801 (with a value on the closing date of $47.7 million) that accrued from June 30, 2015 to October 21, 2015. In addition, the Company will pay to the Vendors a maximum cash earn-out of £144 million (with a fair value at closing of $206.5 million) based on Concordia International’s future gross profit over a period of 12 months from October 1, 2015. On September 30, 2016 the Company exercised its option to defer the payment of one-half of this earn-out to February 1, 2017, which deferred amount will accrue interest from the date of deferral on a daily basis at a rate of 8% per annum. For further information regarding the Concordia International Acquisition, refer to note 4 of the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016.
The Covis Acquisition
On April 21, 2015, the Company, through its wholly-owned subsidiary, completed the acquisition of substantially all of the commercial assets of privately held Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (together “Covis”) for $1.2 billion in cash (the “Covis Acquisition”).  The drug portfolio acquired from Covis (the “Covis Portfolio”) included products that address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets. On October 5, 2015, three of the injectable products acquired from Covis, Fortaz®, Zantac® and Zinacef®, were sold for $10 million and $1 million for purchased inventory.
The Covis Acquisition was structured as an all-cash transaction with a purchase price of $1.2 billion for the Covis Portfolio. The acquisition was paid for through a mix of term loans, bonds and equity.

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Results of Operations

	Three months ended		Nine months ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Revenue	185,504	93,005	645,751	202,316
Gross profit	137,034	84,953	474,493	184,203
Gross profit %	73%	91%	73%	91%
Adjusted gross profit (1)	138,540	84,953	495,511	184,203
Adjusted gross profit % (1)	75%	91%	77%	91%
Total operating expenses	94,398	40,394	878,375	105,565
Operating income (loss) from continuing operations	42,636	44,559	(403,882)	78,638

Income taxes	(5,192)	1,072	(11,791)	2,433
Net income (loss) from continuing operations	(75,147)	1,535	(650,332)	2,069

Earnings (loss) per share, from continuing operations
Basic	(1.47)	0.04	(12.75)	0.06
Diluted	(1.47)	0.04	(12.75)	0.06

Earnings (loss) per share, including discontinuing operations
Basic	(1.47)	(0.13)	(12.75)	0.02
Diluted	(1.47)	(0.13)	(12.75)	0.02

EBITDA (1)	30,213	53,407	(315,120)	102,634
Adjusted EBITDA (1)	104,444	71,376	387,636	145,566
Adjusted EPS (1)	0.69	1.37	3.42	3.12
Amounts shown above are results from continuing operations, excluding discontinued operations, unless otherwise noted.
Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures” section of thie MD&A.
Revenue for the three and nine months ended September 30, 2016 increased by $92,499, or 99%, and $443,435, or 219%, respectively, compared to the corresponding periods in 2015. The increases were primarily due to $137,438 and $428,828 of revenue for the quarter and year to date, respectively, from the Concordia International segment acquired on October 21, 2015 which was not included in the comparative period, partially offset in the three month period ended September 30, 2016 by decreased revenue of $45,169 from the Concordia North America segment as a result of generic product launches and other competitive marketplace pressures associated with the North American product portfolio. The Covis Portfolio acquired on April 25, 2015 contributed additional revenue of $31,544 during the nine month period ended September 30, 2016, which was only owned for a portion of the comparative period. Refer to the "Segment Revenue and Gross Profit" section of this MD&A for a further discussion on segmental and product specific performance.
Gross profit for the three and nine months ended September 30, 2016 increased by $52,081, or 61%, and $290,290 or 158%, respectively, compared to the corresponding periods in 2015. The increase for the three months ended September 30, 2016 was primarily as a result of increased gross profit of $96,253 from the Concordia International segment acquired on October 21, 2015 and therefore not included in the comparative period in 2015, primarily offset by a $44,119 decrease in the gross profit from the Concordia North American segment. The increase in gross profit for the nine months ended September 30, 2016 was primarily due to the timing of the Concordia International Acquisition and Covis Acquisition completed during 2015 as described above. Gross profit in 2016 was also impacted by non-cash inventory fair value adjustments of $1,506 and $21,018 for the quarter and year to date, respectively, increasing the cost of sales due to an increase in the fair value of inventory associated with the Products Acquisition and the Concordia International Acquisition. Adjusted gross profit for the three and nine months ended September 30, 2016, which represents gross profit removing the impact of the non-cash fair

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value adjustments described above, increased by $53,587, or 63%, and increased by $311,308, or 169%, respectively, compared to the corresponding periods in 2015.
The change in gross profit and adjusted gross profit as a percentage of revenue in the current quarter and year to date compared to the corresponding periods in 2015 reflects the impact of lower margins related to the Concordia International business segment, offset in part by higher margins associated with certain products included in the Concordia North America business segment.
Operating expenses for the three and nine months ended September 30, 2016 increased by $54,004, or 134%, and increased by $772,810, or 732%, respectively, compared to the corresponding periods in 2015. Operating expenses were higher in both periods due to the increased size and scale of the Company's business after the completion of the Covis Acquisition and Concordia International Acquisition and significantly higher in the nine months ended September 30, 2016 due to an impairment of $567,076 recorded in the second quarter of 2016. For a detailed description of operating expenses, refer to the "Corporate and other costs" section of this MD&A.
Operating income (loss) from continuing operations for the three months ended September 30, 2016 reflects the increase in gross profit from the Concordia International segment, offset by the decrease in gross profit from the Concordia North America segment and increase in operating expenses compared to 2015 as a result of the increased size and scale of the Company's business.
Operating income (loss) from continuing operations for the nine months ended September 30, 2016 reflects the increase in operating expenses compared to 2015 as a result of the impairment charge recorded during the second quarter of 2016 and the increased size and scale of the Company’s business, partially offset by the increased gross profit from the Concordia International segment and the Covis Portfolio.
The current income tax expense recorded for the three and nine months ended September 30, 2016 increased by $9,572 and $29,025, respectively, compared to the corresponding periods in 2015. Income taxes were higher in both periods primarily due to the increased taxable income from the Concordia International segment. The deferred income tax net recoveries recorded for the three and nine months ended September 30, 2016 increased by $15,836 and $43,249 respectively, and are mainly the result of the reversal of certain deferred tax liabilities recorded at the prior period ends.  The reversal is driven in large part by the reduction of taxable temporary differences in respect of assets recorded as a result of purchase price accounting; changes to the carrying value of certain items due to the impairment of assets and/or changes in the applicable foreign exchange rate; and changes to the tax rates expected to apply when certain temporary differences are expected to reverse.

The net loss from continuing operations for the three and nine months ended September 30, 2016 was $75,147 and $650,332, respectively, and EPS loss was $1.47 per share and $12.75 per share for the three and nine months ended September 30, 2016, respectively. Significant components comprising the net loss are foreign exchange losses of $55,666, recorded during the third quarter of 2016, an impairment charge of $567,076 recorded during the second quarter of 2016 and deducting certain other significant cash and non-cash expenses which include, but are not limited to, amortization expense, interest expense and deferred financing accretion expense. Refer to the "Corporate and other costs" section of this MD&A for further information related to all expenses by type.
EBITDA is higher than the net loss from continuing operations as it excludes interest and accretion, interest income, income taxes, depreciation and amortization of intangible assets (refer to the "Non-IFRS Financal Measures" section of this MD&A for a full reconciliation). EBITDA for the third quarter of 2016 decreased by $23,194, or 43% compared to the corresponding period in 2015. The decrease was primarily due to the lower EBITDA from the Concordia North America Segment. EBITDA for the nine months ended September 30, 2016 decreased by $417,754, or 407% compared to the corresponding period in 2015. This decrease in EBITDA was primarily due to an impairment charge of $567,076 recorded during the second quarter of 2016, offset by the timing of the Concordia International Acquisition and Covis Acquisition during 2015.
Adjusted EBITDA is higher than EBITDA, as it excludes fair value adjustments to inventory, acquisition related, restructuring and other costs, share-based compensation, exchange listing expenses, change in fair value of purchase consideration, impairments, foreign exchange loss (gain), unrealized foreign exchange loss, realized loss on foreign exchange forward contract, unrealized gains (losses) on foreign exchange forward and derivative contracts and legal settlements and related legal costs (refer to the "Non-IFRS Financal Measures" section of this MD&A for a full reconciliation). Adjusted EBITDA for the three and nine months ended September 30, 2016 increased by $33,068 or 46% and $242,070 or 166%, respectively, compared to the corresponding periods in 2015. Contribution of Adjusted EBITDA for the third quarter of 2016 by segment was $30,972 from Concordia North America, $79,437 from Concordia International, offset by losses of $748 from Orphan Drugs. In addition, the Company incurred $5,217 of Corporate costs related to the Corporate Head Office. Contribution of Adjusted EBITDA for the first nine months of 2016 by segment was $153,669 from Concordia North America, $251,113 from Concordia International, offset by losses of $1,788 from Orphan Drugs. In addition the Company incurred $15,358 of Corporate costs related to the Corporate Head Office.
The Company's financial results of operations include earnings and cash flows denominated in GBP translated into the Company's presentation currency of U.S. dollars. Although translated earnings and cash flows have decreased as a result of the depreciation of the GBP relative to the U.S. dollar as a result of Brexit, the Company generates positive cash flows from operations from its North America and

Concordia Management's Discussion and Analysis	Page 9

International segments which the Company plans to use to service its long term debt and other contractual commitments. Refer to the "Liquidity and Capital Resources" and "Lending Arrangements and Debt" sections of this MD&A for a further discussion on the Company's financial position and liquidity.
Segment Revenue and Gross Profit
Concordia North America

	Three months ended		Nine months ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Revenue	45,474	90,643	208,913	194,074
Cost of sales	6,532	7,582	28,970	16,534
Gross profit	38,942	83,061	179,943	177,540
Gross profit %	86%	92%	86%	91%
Revenue for the three month period ended September 30, 2016 decreased by $45,169, or 50%, compared to the corresponding period in 2015. This decrease was primarily due to lower revenue from Donnatal® of $11,346, which was driven by of lower product demand as a result of competitive pressures, as well as decreased revenue from Dibenzyline® of $9,234, Nilandron® of $5,501 and Plaquenil authorized generic of $13,291, compared to the corresponding period in 2015. Revenue from these three products, compared to the corresponding period in 2015, was significantly lower due to the impact of generic products entering the market since September 30, 2015. Revenue for the nine month period ended September 30, 2016 increased by $14,839, or 8%, compared to the corresponding period in 2015 primarily due to the timing of the Covis Acquisition, which was completed on April 21, 2015, partially offset by the reduced revenue on specific products as a result of generic product launches. The overall increase was also partially offset by the impact of the discontinuation of royalty revenue related to generic Kapvay®.
Cost of sales for the three month period ended September 30, 2016 decreased by $1,050, or 14%, compared to the corresponding period in 2015 as a result of lower product demand as described above. Cost of sales for the nine month period ended September 30, 2016 increased by $12,436, or 75%, compared to the corresponding period in 2015. The increase on a year to date basis in 2016 is primarily related to a higher volume of sales of the Covis Portfolio acquired on April 21, 2015, partially offset by lower product demand as described above.
Gross profit for the third quarter of 2016 decreased by $44,119 compared to the corresponding period in 2015 due to lower product demand driven by the impact of ongoing generic competition, the discontinuation of the royalty revenue related to generic Kapvay®, as well as higher chargebacks experienced on certain products. On a year to date basis, gross profit increased by $2,403 primarily due to additional gross profit margin from the Covis Portfolio acquired on April 21, 2015, partially offset by higher mix of sales to government payers that have lower margin and the impact of the lower royalty revenue as described above.
Gross profit as a percentage of revenue decreased by 600 bps for the third quarter of 2016 and 500 bps year to date. The decrease was due to a product mix impact attributed to stronger performance in lower margin authorized generics and branded sales to certain customers eligible for higher rebates and therefore lower margins in 2016 compared with 2015.

Concordia Management's Discussion and Analysis	Page 10

Concordia International

	Three months ended		Nine months ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Revenue	137,438	—	428,828	—
Cost of sales	41,185	—	140,079	—
Gross profit	96,253	—	288,749	—
Gross profit %	70%	—	67%	—
Adjusted Gross Profit (1)	97,759	—	309,767	—
Adjusted Gross Profit %(1)	71%	—	72%	—
Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures” section of this MD&A.

(2)	The exchange rates used for conversion of the Concordia International segment have been disclosed on page 2 of this MD&A.
The Concordia International segment represents the results of Concordia International. Concordia International was acquired during October 2015 and therefore no results are reported in the comparative period. The Concordia International segment gross profit as a percentage of revenue during the nine month period ended September 30, 2016 was lower than the three month period ended September 30, 2016 by 300 bps due to the first quarter of 2016 including a $18,643 non-cash fair value adjustment related to inventory as a result of the Concordia International Acquisition, and the second and third quarters of 2016 including non-cash fair value adjustments related to inventory as a result of the Products Acquisition of $869 and $1,506, respectively. Refer to the "Selected Quarterly Financial Information" section of this MD&A for details related to Concordia International product performance compared with recent trailing quarters.
Orphan Drugs

	Three months ended		Nine months ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Revenue	2,592	2,362	8,010	8,242
Cost of sales	753	470	2,209	1,579
Gross profit	1,839	1,892	5,801	6,663
Gross profit %	71%	80%	72%	81%
Revenue for the third quarter was $230, or 10% higher in 2016 and $232, or 3% lower year to date compared to the corresponding periods in 2015. Orphan Drugs revenue during the third quarter of 2016 increased as a result of higher Photofrin® volumes compared to the corresponding period in 2015. Revenue on a year to date basis decreased primarily due to a $293 reduction in distribution revenue in Europe from Ethyol®. Ethyol® is no longer distributed by the Company but such revenues were included in the first half of 2015.
Cost of sales for the third quarter of 2016 were $283, or 60% higher in 2016 and $630, or 40% higher year to date compared to the corresponding periods in 2015. The cost of sales increase is primarily due to increased quality assurance stability and validation testing costs, increased product and laser testing and recalibration costs associated with the addition of new customer accounts during 2016.
Gross profit for the third quarter of 2016 was $53, or 3% lower in 2016 and $862, or 13% lower year to date, reflecting the net impact of the revenue and cost of sales factors described above.

Concordia Management's Discussion and Analysis	Page 11

Corporate and Other Costs
The following table details expenses from the Company's Corporate cost centre and other operating costs from the business segments:

	Three months ended		Nine months ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
General and administrative	14,404	5,677	42,887	18,016
Selling and marketing	11,023	5,562	37,884	12,491
Research and development	8,669	2,338	27,104	8,130
Acquisition related, restructuring and other	4,251	6,652	15,659	19,608
Share-based compensation	10,069	5,259	27,315	10,231
Exchange listing expenses	—	326	—	900
Amortization of intangible assets	42,715	14,260	141,671	34,180
Impairment	3,062	—	570,138	—
Depreciation	528	33	1,427	105
Change in fair value of purchase consideration	(323)	287	14,290	1,904
Interest and accretion	72,352	36,507	208,948	63,847
Interest income on derivative financial instrument	(5,043)	—	(5,043)	—
Foreign exchange loss (gain)	(3,489)	(42)	(5,029)	(324)
Unrealized foreign exchange loss (gain)	59,155	—	45,902	—
Litigation and legal costs	—	—	13,463	—
Realized loss on foreign exchange forward contract	—	—	—	5,126
Unrealized loss on foreign exchange forward contract	—	5,487	—	5,487
Total	217,373	82,346	1,136,616	179,701
Notes: Amounts shown above are expenses from continuing operations, excluding discontinued operations.
General and Administrative Expenses
General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, ongoing public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the three and nine months ended September 30, 2016 increased by $8,727, or 154%, and $24,871, or 138%, respectively, compared to the corresponding periods in 2015. The increases are reflective of the increased size and scale of the Company’s business. General and administrative expenses for the quarter and year to date as a percentage of revenue were 8% and 7%, respectively, compared with 6% and 9% in the corresponding periods in 2015. The increasing trend is due to greater costs reported from the Concordia International segment along with a decline in revenue from the Concordia North America segment compared with the prior year quarter results.
Selling and Marketing Expenses
Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Concordia North America, Concordia International and Orphan Drugs segments. Selling and marketing costs for the three and nine months ended September 30, 2016 increased by $5,461, or 98%, and $25,393, or 203%, respectively, compared to the corresponding periods in 2015. These costs have increased due to the expansion of Concordia’s product portfolio from 6 core products in the first quarter of 2015 to over 200 products and the related selling and marketing efforts of the Concordia North America and Concordia International segments.

Concordia Management's Discussion and Analysis	Page 12

Research and Development Expenses
Research and development expenses reflect non-capitalized costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilence) of the Company. Research and development costs for the three and nine months ended September 30, 2016 increased by $6,331, or 271%, and $18,974, or 233%, respectively, compared to the corresponding periods in 2015. This is due to costs incurred at the Concordia International segment for product expansion efforts and the costs associated with the Concordia North America segment.
Acquisition Related, Restructuring and Other Costs
Acquisition related, restructuring and other costs during the third quarter of 2016 were $4,251, and $15,659 year to date, representing a decrease of 36% and a decrease of 20% on a quarter and year to date basis, respectively, compared to the corresponding periods in 2015. Significant costs incurred during the third quarter of 2016 were primarily $618 related to the Concordia International segment which included costs associated with the Products Acquisition and other restructuring and integration costs related to alignment of contract manufacturing and distribution arrangements, and $2,773 related to costs associated with the special committee formed to assess strategic alternatives for the Company, originally announced on April 21, 2016 and subsequently concluded on October 13, 2016 with the closing of the Secured Notes offering.
Share Based Compensation
The share based compensation expense relates to the fair value of share-based option and restricted share unit (“RSU”) awards to employees, management and directors of the Company. Share based compensation during the third quarter of 2016 and year to date was $10,069 and $27,315, respectively. The increase in the expense of $4,810 for the quarter and $17,084 year to date is primarily due to the impact of a grant of 1,009,000 stock options to Concordia International senior management on December 11, 2015 as part of a long term compensation and retention program and other RSUs issued in the first quarter of 2016. Also impacting the higher expense is accelerated vesting of RSUs and certain unused stock options in connection with the departure of a former executive of the Company. The accounting treatment requires an expense be recognized in the current period based on terms of the original grant value. There was no cash compensation paid to the executive related to the unused stock options.
The Company authorized for issuance a total of 199,373 (net of cancellations) performance based RSUs on March 24, 2016 with a market price on the date of issuance of $26.37. The vesting terms and conditions of the 199,373 performance based RSUs have not yet been determined by the Board. Given these circumstances the Company has determined that as of September 30, 2016 there is no shared understanding of the terms and conditions of the arrangement. As such, the Company is not able to reliably estimate the fair value of these awards, and accordingly the Company has not recorded an expense for these performance based RSUs in the three and nine month periods ended September 30, 2016.
The fair value of stock options is derived using the Black-Scholes option-pricing model, and a Monte Carlo simulation model is used for calculating the fair value of certain performance based RSUs with market based vesting conditions. Assumptions that affect the application of the fair value model include the determination of volatility of the Company’s common shares, risk-free interest rate, expected life of options, share price on the date of grant and estimates of financial results for certain performance based RSUs.
Amortization of Intangible Assets
The amortization of intangible assets was $28,455 higher in the third quarter of 2016 compared to the corresponding period in 2015 and $107,491 higher on a year to date basis due to the additional amortization of intangible assets acquired in connection with the Covis Portfolio and Concordia International acquisitions completed in April 2015 and October 2015, respectively. The expense in the third quarter of 2016 of $42,715 and on a year to date basis of $141,671 is comprised of the following amounts:

•
Amortization related to acquired product rights and manufacturing processes for the three and nine month periods ended September 30, 2016 was $33,547 and $114,762, respectively. The Company amortizes acquired product rights on a straight-line basis over their estimated useful lives, which range from fifteen to thirty-five years. Amortization of acquired product rights and manufacturing processes increased due to increased intangible assets related to the acquisitions of the Covis Portfolio and Concordia International totaling $3.2 billion over the prior year;

•
Amortization related to intellectual property for the three and nine month periods ended September 30, 2016 was $414 and $1,234, respectively. Intellectual property is amortized on a straight-line basis over an estimated useful life of 20 years;

•
Amortization related to distribution and supplier contracts for the three and nine month periods ended September 30, 2016 was $7,483 and $23,810, respectively. Distribution and supplier contracts are amortized on a straight-line basis over 5 years; and

•	Amortization related to other intangibles for the three and nine month periods ended September 30, 2016 was $1,271 and $1,865, respectively.

Concordia Management's Discussion and Analysis	Page 13

Asset Impairments
During the second quarter of 2016 and as part of the second quarter end financial close process, Management determined that certain triggering events had occurred with respect to two North America segment products, Nilandron® and Plaquenil®, requiring Management perform a test for impairment. The triggering events included the July 2016 launch of a generic competitive product for Nilandron® and notification during the second quarter of 2016 from our authorized generic partner regarding market competitive pressure associated with sales volumes and pricing with respect to Plaquenil®.
In accordance with IAS 36 - Impairments, Management performed an impairment test whereby the recoverable amount was determined by the greater of a value in use model and a fair value less cost to sell model. The recoverable amount was then compared to the carry value of the intangible asset to determine the extent of the impairment to record in the period. Given that the Company plans to continue to market and sell these products, a discounted cash flow model to determine the value in use was performed.
During the second quarter, the Company recorded $306,189 impairment with respect to Nilandron® and $260,887 impairment with respect to Plaquenil® which have been recorded in the statement of income (loss) in the nine month period ended September 30, 2016. The carrying value of Nilandron® and Plaquenil® recorded as acquired product rights intangible assets were written down to $60,654 and $271,263 respectively. There have been no reversals of impairment losses or any previous impairments recorded with respect to acquired product right intangible assets.
During the third quarter of 2016, the Company recorded an impairment of $3,062 primarily related to goodwill arising on the acquisition of the Covis Portfolio.
Changes in Fair Value Adjustments
The change in the fair value of purchase consideration recorded during the quarter ended September 30, 2016 was a gain of $323 and on a year to date basis a loss of $14,290 as a result of movements in the fair value of the purchase consideration due to discounting and a change in estimates and expected payouts.
Interest and Accretion
Interest and accretion expenses for the third quarter of 2016 were $72,352, representing an increase of $35,845 from the third quarter of 2015. On a year to date basis, interest and accretion expenses were $208,948, representing an increase of $145,101 compared to the corresponding period in 2015. The interest and accretion expenses for the quarter and year to date were comprised primarily of the following amounts:

•
Interest expense payable in cash for the third quarter of 2016 and year to date were $60,082 and $180,955, respectively, which was higher compared to the corresponding periods in 2015 due to the increases in long term debt obligations arising from the acquisition of the Covis Portfolio and the Concordia International Acquisition during 2015;

•
Total non-cash accretion and amortization of deferred financing costs of $7,348 recorded during the third quarter of 2016 and $22,611 year to date. This expense represents the Company's amortization of debt issuance costs with respect to the Company’s debt facilities; and

•
Interest expense related to the cross currency swap of $4,977, for the third quarter and year to date, that was entered into during the third quarter of 2016 (refer to the "Interest Income on Derivative Financial Instrument" section of this MD&A for offsetting interest income).

Interest Income on Derivative Financial Instrument
Interest income for the three and nine month periods ended September 30, 2016 was $5,043. The interest income is a result of the cross currency swap that was entered into during August 2016. The interest income on the cross currency swap is related to the interest expense on the cross currency swap, as described above, and results in a net $66 interest income from the contract.
Foreign Exchange Gain and Unrealized Foreign Exchange Loss
Foreign exchange gain for the three and nine month periods ended September 30, 2016 was $3,489 and $5,029, respectively.
Unrealized foreign exchange loss for the three and nine month periods ended September 30, 2016 was $59,155 and $45,902, respectively. The primary component of the unrealized foreign exchange loss is a result of IFRS requiring that inter-company trading balances denominated in a currency other than the functional currency of an entity be retranslated with the exchange differences flowing through the consolidated statement of income (loss) with the off-set within other comprehensive income (loss). During the three month period ended September 30, 2016 the Company entered into the cross currency swap dated August 17, 2016 which resulted in a change in the nature of an existing inter-company loan, and therefore IFRS requires the Company to revalue the existing inter-company loan through the statement of income (loss). As these inter-company loans eliminate on consolidation the offsetting entry is recorded within other comprehensive income.

Concordia Management's Discussion and Analysis	Page 14

The foreign exchange translation impact of Concordia International is recorded within other comprehensive loss. In the nine month period ended September 30, 2016, there was a total of $296,634 foreign exchange losses, net of tax, associated with the translation of entities with a different functional currency, primarily within the Concordia International segment, offset by $75,547 of foreign exchange gains associated with the translation of the GBP denominated loan. This off-set demonstrates the partially-hedged effect of the Company's balance sheet as at September 30, 2016.
Litigation settlement and associated legal costs
Litigation settlement and associated legal costs during the year to date relate to the settlement amount of $12.5 million plus legal costs of $0.9 million. Refer to the "Litigation and Arbitration" section of this MD&A for further details.
Selected Quarterly Financial Information

For the three months ended (in $000’s, except per share amounts)	Q3-2016	Q2-2016	Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014
Revenue	185,504	231,712	228,535	191,908	93,005	75,198	34,113	39,487
Gross profit	137,034	177,607	159,852	115,727	84,953	68,966	30,284	35,124
Adjusted Gross profit (1)	138,540	178,476	178,495	149,659	84,953	68,966	30,284	35,124
Operating income	42,636	(501,468)	54,950	1,852	44,559	24,274	9,805	13,454
Net income (loss), continuing operations	(75,147)	(570,384)	(4,801)	(31,455)	1,535	(3,252)	3,786	2,320

Cash	162,616	145,341	178,516	155,448	670,548	137,250	32,639	39,572
Total assets	4,229,695	4,349,554	5,197,586	5,282,259	2,460,116	1,938,452	582,927	592,700
Total liabilities	3,928,646	3,982,125	4,111,596	4,126,051	1,430,919	1,378,661	321,232	335,150

EBITDA (1)	30,213	(454,285)	108,952	50,087	53,407	31,387	17,840	22,853
Adjusted EBITDA (1)	104,444	142,344	140,848	120,121	71,376	54,924	19,266	25,222

Earnings (Loss) per share
Basic	(1.47)	(11.18)	(0.09)	(0.64)	0.04	(0.10)	0.13	0.08
Diluted	(1.47)	(11.18)	(0.09)	(0.64)	0.04	(0.10)	0.12	0.08
Adjusted (1)	0.69	1.38	1.35	1.24	1.37	1.11	0.54	0.68
Amounts shown above are results from continuing operations, excluding discontinued operations, except for total assets and liabilities amounts.
Notes:
(1) Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see the “Non-IFRS Financial Measures” section of this MD&A.
During the periods presented within the table above, the business has undergone significant growth as described within the "Recent Events" section of this MD&A, as a result of business acquisitions. This has resulted in significant growth over the quarters presented above. In the following paragraphs below, Management has focused their analysis on comparing to the most recent quarters presented above in order to describe current trends that have occurred within the business.
Revenues in the third quarter of 2016 were $185,504 which consisted of $45,474 from the Concordia North America segment, $137,438 from the Concordia International segment and $2,592 from the Orphan Drugs segment. The decrease in revenue when compared to the second quarter of 2016 was driven by the decrease in Concordia North America revenue of $32,017, or 41%, a decrease in the Concordia International revenue of $14,039, or 9% and a decrease in Orphan drugs segment revenue of $152 or 6%. The Concordia North America revenues decreased compared to the second quarter of 2016 on an overall basis primarily due to the launch of generic competitive products for Nilandron® and Plaquenil® authorized generics, and lower product demand for Donnatal® in the third quarter of 2016. Concordia International's revenue decrease was primarily due to foreign currency translation from GBP relative to USD from a rate of 1.4354 during

Concordia Management's Discussion and Analysis	Page 15

the second quarter to 1.3136 during the third quarter of 2016. Additionally certain products within the segment’s generics portfolio experienced a decline due to increased competition, offset by increased revenue as a result of the Products Acquisition completed during the second quarter of 2016, and increased revenue from certain Fucithalmic product revenue of $1,701. In local currency Concordia International revenue was £104,623 in the third quarter of 2016 compared with £104,790 during the second quarter of 2016.
Gross profit and adjusted gross profit in the third quarter of 2016 decreased by $40,573 and $39,936, respectively, compared to the second quarter of 2016. The adjusted gross profit decrease is lower than the gross profit decrease as the third quarter of 2016 includes $1,506 of inventory fair value adjustments related to the Products Acquisition, compared with $869 recorded during the second quarter of 2016. Gross profit as a percentage of revenue in the third quarter of 2016 of 74% compared with the second quarter of 2016 of 77% was primarily due to the impact of the launch of generic products during the second quarter of 2016, the change in product mix in the Concordia North America segment and the inventory fair value adjustment described above. Adjusted gross profit percentage was 75% in the third quarter of 2016 compared to 77% in the second quarter of 2016 with the decline due to volume and product mix changes described in the "Concordia North America segment" section of this MD&A.
Net loss from continuing operations for the third quarter of 2016 compared to the second quarter of 2016, decreased by $495,237. The decrease in net loss is due to lower operating expenses of $584,677 primarily due to an impairment charge of $567,076 recorded during the second quarter of 2016 against the intangible assets acquired as part of the Covis Portfolio, $9,646 reduced amortization expense as a result of a lower intangible asset value, and $13,463 lower litigation and other legal costs primarily related to the arbitration settlement in the second quarter of 2016. This decrease in costs from the second quarter of 2016 is offset by a gross profit decrease of $40,573 as described above and $63,482 increased foreign exchange losses (refer to the "Corporate and other costs" section of this MD&A for further detail).
Net loss from continuing operations in the third quarter of 2016 was $75,147 compared to Adjusted EBITDA of $104,444. Significant components comprising the difference between these two amounts is a result of $72,352 of interest and accretion expense, $42,715 amortization of intangible assets, $10,069 of share based compensation expense, $4,251 of acquisition related, restructuring and other costs, and $59,155 of unrealized foreign exchange loss (refer to the "Non-IFRS Financial Measures" section of this MD&A for a full reconciliation of net loss to EBITDA and Adjusted EBITDA).
Adjusted EBITDA in the third quarter of 2016 of $104,444 consisted of $30,972 related to Concordia North America, $79,437 related to Concordia International, $(748) related to Orphan Drugs and $(5,217) related to Corporate expenses. The decrease of $37,900 compared to the second quarter of 2016 is primarily due to lower Concordia North America segment gross profit as described in the Concordia North America segment section of this MD&A.
Balance Sheet Analysis

(in $000’s)	Sep 30, 2016	Dec 31, 2015	Change
			$	%
Working capital	297,292	290,980	6,312	2%
Long-lived assets	3,752,451	4,800,064	(1,047,613)	(22)%
Other current liabilities	287,021	318,157	31,136	10%
Long-term liabilities	3,461,673	3,616,679	155,006	4%
Shareholder's equity	301,049	1,156,208	855,159	74%
Working capital
Concordia defines working capital as current assets less accounts payable and accrued liabilities, and provisions. The $6,312 increase in working capital from December 31, 2015 to September 30, 2016 is primarily due to the following factors:

•
Cash and cash equivalents increased by $7,168 primarily due to cash flows inflows from operating activities offset by cash outflows from financing activities, as further discussed in the "Liquidity and Capital Resource" section of this MD&A;

•
Accounts payable and accrued liabilities decreased by $1,132. The decrease in accounts payable and accrued liabilities is primarily due to the Concordia International segment. The Concordia International segment accounts payable and accrued liabilities balance decreased by $14,682 as a result of normal operations and the impact of foreign exchange on the translation, offset by higher accounts payable and accrued liabilities within the Corporate cost center due to higher accrued interest on the Company's senior notes payable semi-annually, in April and October for the 7% senior notes, and June and December for the 9.5% senior notes, of each year; and

•	Provisions decreased by $10,131. The decrease is primarily due to the processing of certain provisions, change in sales mix during the period and lower revenue within the North America segment.

Concordia Management's Discussion and Analysis	Page 16

Offset primarily by:

•
Accounts receivable decreased by $4,192. Concordia International accounts receivable increased by $3,773 due to increased sales during August and September 2016 when compared to November and December 2015. Concordia North America accounts receivable decreased by $7,869 primarily as a result of lower sales during the third quarter of 2016 when compared to the fourth quarter of 2015;

•
Inventory decreased by $5,495. Concordia International's inventory decreased by $19,937 primarily due to the previously recorded non-cash fair value adjustment to inventory being recorded in cost of goods in respect of product sold during the first quarter of 2016. This decrease in inventory is offset by Concordia North America’s inventory holdings increasing by $11,870 as a result of receiving certain large deliveries of products, including active pharmaceutical ingredients, during the second and third quarters of 2016; and

•	Other current assets decreased by $530 primarily due to the receipt of outstanding indirect taxes from 2015.

As disclosed within the Recent Events section of this MD&A, on October 13, 2016 the Company closed the Notes offering that has increased the Company's working capital post quarter end.
Long-lived assets
Long-lived assets consist of fixed assets, intangible assets, goodwill and deferred income tax assets. During the second and third quarter of 2016, the Company recorded certain measurement period adjustments as a result of finalizing certain valuation assumptions related to the Concordia International Acquisition. This primarily resulted in a decrease in intangible assets and an increase to deferred income tax liabilities, with a corresponding increase in Goodwill, with no overall net impact to long-lived assets. The $1,047,613 decrease in long-lived assets from December 31, 2015 to September 30, 2016 is primarily due to the following factors:

•
A $380,125 decrease due to foreign exchange translation of the Intangible assets and Goodwill within the Concordia International segment as a result of the movement in the GBP/USD exchange rate from 1.4745 as at December 31, 2015 to 1.3008 as at September 30, 2016;

•	Intangible amortization recorded during the nine month period of $141,671; and

•	Impairment of $567,076 recorded in Q2, 2016. Refer to "Corporate and other costs" section of this MD&A for further information.
Offset primarily by:

•	Intangible asset additions during the first nine months of 2016 of $41,149, which primarily relates to the Products Acquisition.
Other current liabilities
Other current liabilities consist of dividends payable, income taxes payable, the current portion of long-term debt and purchase consideration payable. The $31,136 decrease from December 31, 2015 to September 30, 2016 is primarily due to the following factors:

•
The current portion of purchase consideration payable decreased by $51,979 due to $56,587 of repayments made related to the Focus Pharma Holdings Limited and Primgen Limited purchase consideration during the nine month period ended September 30, 2016 (refer to Note 19 of the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016), offset by $4,691 of purchase consideration now presented as a current liability as this amount is due within twelve months and $8,777 associated with the Products Acquisition, which is due for payment during the first quarter of 2017 and the impact of foreign exchange; and

•	Dividends payable has decreased by $3,825 as a result of the suspension of the Company's dividend announced on August 12, 2016.
Offset primarily by:

•	A $6,217 income taxes payable increase primarily due to the year to date expense of $29,983, offset primarily by $15,045 of income taxes paid during 2016 and $4,713 of foreign exchange impact; and

•
The current portion of long-term debt increased by $18,451 as the required principal repayments due on the Company’s term loans commencing in the first quarter of 2016 increases from 0.25% to 0.675% in the first quarter of 2017.

Long term liabilities
Long-term obligations consist of long-term debt, notes payable and purchase consideration payable, other liabilities and deferred income tax liabilities. The $155,006 decrease in long term liabilities from December 31, 2015 to September 30, 2016 is primarily due to the following factors:

Concordia Management's Discussion and Analysis	Page 17

•
The long-term portion of debt decreased by $96,888 due to approximately $13,906 of principal repayments, an increase of $18,451 to the current portion as a result of increased contractual repayments on the Company’s term loans, thereby reducing the long term debt balance, and $86,628 foreign exchange impact on the Company’s GBP term loan, offset by the impact of $22,611 accretion of deferred financing costs;

•
A decrease of $4,691 in purchase consideration payable due to purchase consideration due in the first and second quarter of 2017 now presented as a current liability, offset by the non-cash amortization of the discount on the long term liability; and

•	A $54,967 decrease to the deferred income tax liability primarily due to the amortization of intangible assets acquired in recent business combinations and the impact of foreign exchange.

Offset primarily by:

•	An increase in the foreign currency forward contract liability as a result of the cross currency swap entered into during the third quarter of 2016.
Shareholders’ equity
Shareholders’ equity decreased by $855,159 from December 31, 2015 to September 30, 2016. The decrease is primarily related to:

•	A $25,069 net change in equity for share based compensation expense, issuance of options, vesting of RSUs and related reversal of deferred income tax assets.
Offset primarily by:

•	Dividends paid or payable during 2016 of $7,652;

•	A net loss for the nine months ended September 30, 2016 of $650,545; and

•	A net foreign exchange impact of $222,710 from the translation of the Concordia International segment and the GBP denominated term loan.
Liquidity and Capital Resources
Sources and uses of Cash

For the nine months ended (in $000’s)	Sep 30, 2016	Sep 30, 2015
Cash from Operating Activities	313,073	68,655
Cash used in Investing Activities	(37,371)	(1,201,040)
Cash used in Financing Activities	(241,796)	1,763,630
Total	33,906	631,245
The Company's business continues to generate sustained cash flows from operating activities. Cash flows from operations represent net income adjusted for changes in working capital, non-cash items and excludes interest paid as this is recorded within cash used in financing activities. The Company intends to use cash on hand and cash flows generated from operating activities in order to fund future acquisitions, and settle debt and other obligations as they become due, over the next two years as described in the "Lending Arrangements and Debt" section of this MD&A.
Cash used in investing activities represents primarily cash used for the Products Acquisition completed during the second quarter of 2016 and capital asset additions within the Concordia International segment.
Cash used in financing activities is comprised of a $5,062 settlement of deferred financing fees incurred as part of financing the Concordia International Acquisition, $13,906 of planned principal repayments on long term debt, $56,587 for payments of contingent consideration within the Concordia International segment, $160,881 of interest payments during the quarter and dividend payments in the aggregate of $11,477 representing a total $0.15 per common share distribution.
Cash and Capital Management
The Company believes that cash on hand as at September 30, 2016, proceeds from the Secured Notes offering completed during October 2016 and cash flows generated from ongoing operations as well as its undrawn revolving credit facility provide sufficient liquidity to support Concordia’s business operations for at least the next 12 months.

Concordia Management's Discussion and Analysis	Page 18

As at September 30, 2016, the Company held cash resources of $162,616. The Company also has up to $200 million under an undrawn secured revolving credit facility, which available amount is subject to compliance with certain debt incurrence covenants if drawn upon, which provides further flexibility to meet any unanticipated cash requirements.
Liquidity risk is the risk that the Company may encounter difficulty meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure.
The purpose of liquidity management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of Concordia as they come due. Since inception, Concordia has financed its cash requirements primarily through the issuances of securities, short-term borrowings, long-term debt as well as cash flows generated from operations.
In managing the Company’s capital, Management estimates future cash requirements by preparing a budget and a multi-year plan for review and approval by the Board. The budget is reviewed and updated periodically and establishes the approved activities for the next twelve months and estimates the costs associated with those activities. The multi-year plan estimates future activity along with the potential cash requirements and is based upon Management’s assessment of current progress along with the expected results from the coming years’ activity. Budget to actual variances are prepared and reviewed by Management and are presented quarterly to the Board of Directors.
The Company is currently not subject to any financial maintenance covenants under its credit agreement dated October 21, 2015, as amended (the “Credit Agreement”). These financial maintenance covenants are applicable only in the event that the aggregate principal amount of outstanding revolving loans under the Credit Agreement is greater than 30 per cent of the aggregate amount of the available revolving facility. As the Company has not drawn on the revolving facility, the financial maintenance covenants under the Credit Agreement do not apply at this time.
Lending Arrangements and Debt

(in $000’s)	Sep 30, 2016	Dec 31, 2015
Term Loan
USD term loan	1,028,826	1,026,977
GBP term loan	616,147	703,214
Revolver	—	—
Bridge Facilities	119,973	117,035
9.5% Senior Notes	766,190	764,342
7% Senior Notes	711,753	709,758
Total carrying value	3,242,889	3,321,326
Amounts shown above represent long term debt principal net of financing fees deferred and amortized over the debt term.
As at September 30, 2016, approximately 80% of the Company’s debt had a maturity date beyond 5 years assuming an estimate of the minimum required annual excess cash flow sweep. In addition, the Company has available, under the terms of the Credit Agreement, a secured revolving loan of up to $200 million that has not been drawn upon to date, which available amount is subject to compliance with certain debt incurrence covenants if drawn upon.
As at September 30, 2016, approximately 81% of total long term debt is denominated in USD (December 31, 2015 - 79%) and 19% denominated in pound sterling (December 31, 2015 - 21%). During the nine months ended September 30, 2016, the Concordia North America and Orphan Drugs segments generated revenues of approximately $208,913 (2015 - $194,074) and $8,010 (2015 - $8,242), respectively. The Company's free cash flow was used to make $13,906 of principal repayments and pay $160,881 of cash interest expense incurred during the nine month period ended September 30, 2016. As a result of the Company's combined positive cash flows from operations, and the Company's overall financial capacity, the Company believes it will have the ability to service its long term debt obligations over the next twelve months and beyond.
Details of the lending arrangements are further disclosed in the notes to the condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2016.

Concordia Management's Discussion and Analysis	Page 19

The following table presents repayments of long-term debt principal, interest payments on long-term debt, net interest payments on cross currency swap and purchase consideration on an undiscounted basis:

(in $000's)	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Long-term debt (1)	4,376	10,940	21,880	143,336	542,098	2,674,086	3,396,716
Interest on long-term debt	91,477	27,145	118,607	231,300	643,842	212,677	1,325,048
Derivative financial instrument(2)	—	—	(618)	(938)	1,901	—	345
Purchase consideration	97,135	109,017	—	3,125	20,468	31,051	260,796
Total	192,988	147,102	139,869	376,823	1,208,309	2,917,814	4,982,905

(1)
Long-term debt cash flows include an estimate of the minimum required annual excess cash flow sweep (as described in Note 12 (a) of the unaudited condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2016).

(2)	Derivative contract liability reflects the interest income, interest expense and notional amounts payable to and receivable from the counterparty under the contract.
Included in purchase consideration due within less than three months and three to six months in the table above is the £144 million earn-out payable to the Vendors of Concordia International. The Company expects to primarily service repayment of this obligation through free cash flows generated from its Concordia International segment or other available sources of financing - see "Liquidity and Capital Resources" section of this MD&A. With the repayment of this purchase obligation in pound sterling and pound sterling long term debt obligations, the Company has a natural hedge against movements in the pound sterling with respect to this obligation. As described in the "Recent Events" section of this MD&A, the Company elected to defer one half of the payment to the Vendors to February 1, 2017.
Included within interest on derivative financial instrument is the interest obligation offset with interest income and the settlement of the notional amounts on the cross currency swap contract entered into on August 17, 2016.
Contractual Obligations and Purchase Consideration
Contractual Obligations
The Company had the following commitments under operating leases, relating to rental commitments for its international office locations, aircraft lease and computer and electronic equipment leases:

(in 000’s)	$
2016	1,125
2017	4,238
2018	3,845
2019	3,416
2020	1,243
Thereafter	806
Total	14,673
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Company entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Company entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.
In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of the purchaser's payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by the purchaser in

Concordia Management's Discussion and Analysis	Page 20

connection therewith that contained payment or indemnification obligations. Pursuant to the terms of the Covis Acquisition purchase agreement the Company guaranteed the purchaser's obligations under the purchase agreement. Pursuant to the share purchase agreement entered into by the Company in connection with the Concordia International Acquisition, the Company guaranteed the obligations of the purchaser under the agreement and related transaction documents.
All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Company, subject to certain restrictions.  The Company holds directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.
Purchase Consideration

(in $000’s)	Sep 30, 2016	Dec 31, 2015
Due to former owners of Concordia International	183,371	199,661
Concordia International purchase consideration	19,906	63,353
Concordia North America purchase consideration	32,995	29,928
Total	236,272	292,942
The purchase consideration due to the former owners of Concordia International was part of the consideration paid for the acquisition of Concordia International. The Company is obligated to pay the Vendors of Concordia International a maximum cash earn-out of £144 million based on Concordia International’s future gross profit over a period of 12 months from October 1, 2015 to September 30, 2016. On September 30, 2016, the Company elected to defer half of the payment until February 1, 2017. Management has estimated the full amount of this earn-out will be paid and has recorded the discounted value of $183,371 as at September 30, 2016. The decrease of this liability of $16,290 is primarily due to the impact of the foreign exchange translation of the GBP denominated liability.
The Concordia International purchase consideration as at September 30, 2016 includes additional purchase consideration as a result of the Products Acquisition that was completed during the second quarter of 2016. As part of the consideration paid, the Company is obligated to pay the counter-party to the Products Acquisition a maximum cash earn-out of £7 million if certain performance and supply targets are achieved. Management has estimated that the full amount of this earn-out will be paid during 2017.
Prior to the Concordia International Acquisition, both the legacy businesses of Concordia and Concordia International had certain purchase consideration liabilities associated with prior acquisitions. These arrangements are described in Note 19 of the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2016 by each type of arrangement. Management makes estimates and uses key assumptions in arriving at the fair value of purchase consideration at each reporting period and records changes in fair value in the statement of income in the period the changes occur.
Related Party Transactions
The Company paid legal fees, including professional services for advice relating to intellectual property matters, to a firm affiliated with a director of the Company in the amount of $nil during the three months ended September 30, 2016 (2015 - $26) and $30 year to date (2015 - $30). As at February 9, 2016, the firm affiliated with the director ceased providing legal services to the Company, apart from clerical and administrative work related to the transfer of files.
Compensation for directors and key management, consisting of salaries, bonuses, other benefits and director fees for the three month period ended September 30, 2016 amounted to $1,364 (2015 – $865) and year to date $3,999 (2015 - $4,765). Share based compensation expense recorded for key management and directors, for the three month period ended September 30, 2016 amounted to $4,666 (2015 – $2,740) and year to date $11,509 (2015 - $5,091).

Concordia Management's Discussion and Analysis	Page 21

Non-IFRS Financial Measures
This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, Adjusted Gross Profit, Adjusted Net Income and Adjusted EPS to provide investors with a supplemental measure of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.
During the second quarter of 2016 the Company amended its definition of Adjusted EBITDA and Adjusted Net Income to adjust for costs associated with legal settlements (net of insurance recoveries, where applicable) and related legal costs. Management believes that these costs should be adjusted to provide analysts, investors and other interested parties with results reflecting the core business. This amendment had no impact on previously issued Non-Gaap measures as these expenses did not exist in previous periods for the Company.
The definition and reconciliation of Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.
Adjusted Gross Profit
Adjusted Gross Profit is defined as gross profit adjusted for non-cash fair value increases to cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

	Three months ended		Nine months ended
For the three months ended (in $000’s)	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Gross profit per financial statements	137,034	84,953	474,493	184,203
Add back: Fair value adjustment to acquired inventory	1,506	—	21,018	—
Adjusted Gross profit	138,540	84,953	495,511	184,203
EBITDA
EBITDA is defined as net income adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring, and other related costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

Concordia Management's Discussion and Analysis	Page 22

	Three months ended		Nine months ended
For the three and six months ended (in $000’s)	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Net (loss) from continuing operations	(75,147)	1,535	(650,332)	2,069

Interest and accretion	72,352	36,507	208,948	63,847
Interest income	(5,043)	—	(5,043)	—
Income taxes	(5,192)	1,072	(11,791)	2,433
Depreciation	528	33	1,427	105
Amortization of intangible assets	42,715	14,260	141,671	34,180
EBITDA	30,213	53,407	(315,120)	102,634

Fair value adjustment to acquired inventory	1,506	—	21,018	—
Acquisition related, restructuring and other	4,251	6,652	15,659	19,608
Share-based compensation	10,069	5,259	27,315	10,231
Exchange listing expenses	—	326	—	900
Change in fair value of purchase consideration	(323)	287	14,290	1,904
Impairment	3,062	—	570,138	—
Foreign exchange loss (gain)	(3,489)	(42)	(5,029)	(324)
Unrealized foreign exchange loss (gain)	59,155	—	45,902	—
Realized loss on foreign exchange forward contract	—	—	—	5,126
Unrealized loss on foreign exchange forward contract	—	5,487	—	5,487
Legal settlements and related legal costs	—	—	13,463	—
Adjusted EBITDA	104,444	71,376	387,636	145,566

Concordia Management's Discussion and Analysis	Page 23

Adjusted Net Income and EPS
Adjusted EPS is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for certain charges including costs associated with acquisitions, restructuring, and other related costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets, unrealized gains / losses related to foreign exchange, non-cash accretion expense and the tax impact of the above items. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.

For the three months ended (in $000’s, except per share amounts)	Q3-2016	Q2-2016	Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014

Weighted average number of fully diluted shares (1)	51,862,590	52,081,161	51,762,381	49,752,148	35,248,353	33,950,472	30,584,951	30,439,316
Net income (loss), continuing operations	(75,147)	(570,384)	(4,801)	(31,455)	1,535	(3,252)	3,786	2,320
Adjustments
Fair value adjustment to acquired inventory	1,506	869	18,643	33,932	—	—	—	—
Share-based compensation	10,069	8,889	8,357	5,917	5,259	4,075	897	1,090
Exchange listing costs	—	—	—	151	326	574	—	—
Acquisition, restructuring and other	4,251	7,860	3,548	37,960	6,652	10,102	2,854	940
Depreciation	528	469	430	372	33	30	42	29
Amortization of intangible assets	42,715	52,361	46,595	41,630	14,260	14,885	5,035	9,130
Change in fair value of purchase consideration	(323)	6,288	8,325	(1,343)	287	984	633	580
Impairment	3,062	567,076	—	—	—	—	—	—
Foreign exchange losses (gains)	55,666	(7,816)	(6,977)	(6,233)	(42)	7,802	(2,958)	(242)
Unrealized loss on foreign exchange forward contract	—	—	—	—	5,487	—	—	—
Interest accretion	7,348	7,692	7,571	9,802	16,251	2,541	5,815	—
Legal settlement and related legal cost(3)	—	13,463	—	—	—	—	—	—
Tax adjustments (2)	(14,047)	(15,052)	(11,595)	(28,877)	(1,885)	(39)	460	6,998
Adjusted net income, continuing operations	35,628	71,715	70,096	61,856	48,163	37,702	16,564	20,845
Adjusted EPS diluted, continuing operations	0.69	1.38	1.35	1.24	1.37	1.11	0.54	0.68
Amounts shown above are results from continuing operations, excluding discontinued operations.
Notes:
(1) Weighted average number of fully diluted share calculation for the fourth quarter of 2015 includes 8,000,000 common shares of Concordia issued on September 30, 2015, pursuant to a prospectus offering and in connection with the Concordia International Acquisition. Net income from Concordia International has been included since the date of acquisition on October 21, 2015. The impact to adjusted EPS if the offering had occurred on October 21, 2015, the Closing Date, would be an additional $0.05 cents per common share for the fourth quarter of 2015.
(2) The Company has included in tax adjustments the current and deferred income taxes presented in the consolidated statements of income (loss) to the extent that these relate to adjustments made to net income (loss) from continuing operations. The income taxes presented in the consolidated statements of income (loss), after including the tax adjustments, represents the Company’s estimate of the income taxes in respect of adjusted net income (“Tax on Adjusted Net Income”).  Tax on Adjusted Net Income does not represent the Company’s expectation of its current cash income tax obligations as such obligations are further impacted by: (i) the tax impact of certain adjustments made to net income (loss) from continuing operations but which do impact current cash income tax obligations, e.g., the tax impact of adjustments for stock based compensation, depreciation and amortization; and (ii) when such income tax obligations are required to be paid, which is a function of the laws applicable in the jurisdiction to which the payment is due.
(3) Represents legal settlements of $12.5 million discussed in the "Litigation and Arbitration" section of this MD&A and $0.9 million of related legal representation costs.

Concordia Management's Discussion and Analysis	Page 24

Critical Accounting Estimates
In preparing the Company’s consolidated financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods.
Significant estimates made by Management include: gross to net deductions; allowance for doubtful accounts; inventory reserves; useful lives of amortizable tangible and intangible assets; recoverability of long lived assets and related impairments; fair value of assets acquired in a business combination; fair value of contingent consideration; fair value of foreign currency financial instruments; weighted average cost of capital; determining the fair value of share-based payments and the income tax expense and the ability to realize deferred income tax assets. On an ongoing basis, Management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by Management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.
Chargebacks
The provision for chargebacks is an estimate used in the recognition of revenue. The Concordia North America segment sells mainly in the United States whereby these sales are directly to wholesale distributors. The wholesale distributors sell directly to independent pharmacies, managed care organizations, hospitals and group purchasing organizations (“indirect customers”). The difference between the price that Concordia sells to wholesalers and the price the wholesaler sells to indirect customers is referred to as a chargeback. The provision for chargebacks is calculated based upon historical experience. As sales are made to large wholesale customers, Concordia continually monitors the provision for chargebacks and makes adjustments when actual chargebacks differ from estimated provision amounts.
Returns
The provision for returns is an estimate used in the recognition of revenue. Concordia has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. Concordia estimates provisions for returns by using historical experience and other factors, in order to determine Management’s best estimate of potential future returns. Concordia continually monitors provisions for returns and makes adjustments when actual product returns differ from established reserves.
Rebates
The provision for rebates is an estimate used in the recognition of revenue. Rebates are granted to healthcare authorities and under contractual arrangements with certain customers. Products sold in the United States are covered by various programs (such as Medicaid and Medicare) under which products are sold at a discount. Concordia estimates its provisions for rebates based on current contractual terms and conditions as well as the historical experience, changes to business practices and credit terms. Concordia continually monitors the provision for rebates and makes adjustments when it believes that actual rebates may differ from established provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.
Other Price Adjustments
The provision for other price adjustments is a significant and complex estimate used in the recognition of revenue. Other price adjustments are credits issued by the wholesaler to reflect various decreases in the selling price. The price that Concordia sells to the wholesaler is known as the Wholesale Acquisition Cost (“WAC”). Decreases to WAC are discretionary decisions made by the wholesalers to reflect competitive market conditions. Amounts recorded for other price adjustments are based upon estimated declines in market prices. Concordia regularly monitors these and other factors and re-evaluates the provision as additional information becomes available.
Share-based compensation
IFRS 2 requires that each installment of options and RSUs be treated as a separate grant with graded-vesting features. Forfeitures are estimated at the time of grant and revised if actual forfeitures are likely to differ from previous estimates. Options granted to parties other than employees are measured at their fair values. Share-based compensation for options is recognized as compensation in the statement of income (loss) and comprehensive income (loss) based on the fair values of the underlying options at the time of the grant, with the compensation expense amortized over the vesting period for the grantee. Share based compensation for RSUs is recognized as compensation in the statement of income (loss) and comprehensive income (loss) based on changes in Management’s estimate of the number of RSUs that are expected to vest and changes in the market value of Concordia’s common shares. The Company has also issued certain performance based RSUs subject to market based and Company specific performance vesting conditions. Concordia uses the Black-Scholes option pricing model to price its options and uses Monte Carlo option pricing models to price its performance based RSUs in computing share based compensation, which requires certain assumptions on variables including, but not limited to, the stock price volatility rate for a publicly held corporation and estimates of future earnings. The selection of different option pricing models and

Concordia Management's Discussion and Analysis	Page 25

different assumptions of volatility and future earnings could produce different values for share based compensation, which could impact results.
Impairment of non-financial assets
The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. The Company also reviews, on an annual basis, non-financial assets with indefinite life for impairment. If the recoverable amount of the respective non-financial assets is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, Management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.
Income taxes
The Company is subject to income taxes in numerous jurisdictions. The integrated nature of the Company’s global operations gives rise to many transactions in the ordinary course of business in respect of which the determination of income for tax purposes may be uncertain. The Company uses judgment to determine its income for tax purposes, which may impact the recognized amount of assets or liabilities, the disclosure of contingent liabilities or the reported amount of revenue or expense during the reporting period. The Company evaluates these judgements based upon historical experience, current and expected future outcomes, third-party evaluations and various other assumptions believed to be reasonable in the circumstances.
The evaluation by the Company may result in an unrealized tax benefit in connection with taxation years that have not yet been reviewed by the relevant tax authority. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the finally determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.
Acquisition-Related Purchase Consideration
Certain acquisitions completed by Concordia, or its subsidiaries, include purchase consideration that may be paid based on the occurrence of certain future events, such as sales performance and the achievement of certain future developments, regulatory, supply and sales milestones.
Acquisition-related purchase consideration associated with an acquisition is initially recognized at fair value and then re-measured each reporting period, with changes in fair value recorded in the consolidated statements of income (loss) and comprehensive income (loss). The estimates of fair value contain uncertainties as they involve assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, and assumed discount rates. Changes in the fair value of the acquisition-related purchase consideration obligations result from several factors including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. A change in any of these assumptions could produce a different fair value, which could impact results.
Fair Value of Derivative Financial Instrument
The Company’s cross currency swap dated August 17, 2016 is carried at fair value at each reporting date. As observable prices are not available, fair values are determined using valuation techniques that refer to observable data. The critical estimates involved in calculating the fair value are USD forward rates relative to GBP, credit spreads and credit default rates.
Current and Future Accounting Pronouncements
The Company’s accounting policies are consistent with those disclosed in note 2 to the December 31, 2015 consolidated financial statements, as well as disclosure provided in Note 2 to the unaudited interim consolidated financial statements as at September 30, 2016.
Contingencies
Royalties
The Company has a commitment to pay royalties on certain products acquired from Shionogi Inc. in May 2013 and certain products acquired in the Covis Acquisition on April 21, 2015, at certain prescribed rates. These royalties are payable on a quarterly basis. During the three and nine month periods ended September 30, 2016 the royalty expense was $1,171 and $3,461, respectively.
Litigation and Arbitration
In the normal course of business the Company may be the subject of litigation claims.

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The Company, Mark Thompson, the Company’s current Chief Executive Officer, Chairman and a director, and Adrian de Saldanha, the Company’s former Chief Financial Officer, are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that Concordia issued false and misleading statements to investors and/or failed to disclose that: Concordia was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case.

On October 25, 2016, the Company announced that the UK Competition and Markets Authority (CMA) commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that Concordia’s International segment is part of the inquiry. The CMA’s investigation includes matters that pre-date Concordia’s ownership of the International segment, and relates to the Company’s pricing of certain products. The Company is fully cooperating with the investigation and the CMA has not reached a view as to whether or not it may proceed with its investigation to any finding of a competition law violation.

The CMA is also investigating the Company's International segment with respect to an agreement with a third party and certain subsidiaries of the Company relating to hydrocortisone tablets in the UK. The investigation also concerns a matter that pre-dates Concordia's ownership of the International segment. The Company is fully cooperating with the investigation and the CMA has not reached a view as to whether or not it may proceed with its investigation to any finding of a competition law violation.

During the second quarter of 2016, the Company agreed to settle a previously disclosed arbitration proceeding commenced by a former financial advisor to the Company, whereby the financial advisor had claimed it was owed approximately $12.3 million in connection with the Covis Transaction and $26 million in connection with the Concordia International Acquisition, plus accrued interest on such amounts. As part of the settlement, the financial advisor released all claims against the Company and the Company agreed to pay a settlement amount of $12.5 million, which has been recorded in litigation settlement along with $0.96 million associated legal costs in the three month period ended June 30, 2016.

During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell what the Company believes is an illegal copy of Donnatal® in certain US regions, in a category that the FDA has typically considered unapproved and without a legal basis for marketing.  On January 6, 2016, the Company commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, this unapproved product was introduced into certain US regions. In a similar lawsuit commenced against Method Pharmaceuticals, LLC and its principal owner, the Company received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of $733. On October 4, 2016, the Company dismissed its claim against one of the listing services on a without prejudice basis. The Company continues to pursue the undismissed lawsuits vigorously, and believes that this product has no right to be on the market given the regulatory history of Donnatal®. Donnatal® is one phenobarbital and belladonna alkaloid product that has a right to a DESI hearing and has distinct legal rights to be actively marketed.

Contractual obligations
The Company enters into contractual obligations in the normal course of business. There have been no significant changes to the specified contractual obligations during the first nine months of 2016. Details of the contractual obligations are further disclosed in the notes to the December 31, 2015 consolidated financial statements.
The Company has not engaged in any off-balance sheet financing transactions.
Outstanding Share Data
The authorized capital of the Company consists of an unlimited number of common shares. As at September 30, 2016 and November 7, 2016, the Company had, respectively, 51,017,004 and 51,017,004 common shares issued and outstanding. As at September 30, 2016 and November 7, 2016, there were, respectively, 2,395,235 and 2,395,235 options outstanding that entitle the holders thereof to purchase one common share per option of the Company.
As at September 30, 2016 and November 7, 2016, the Company had, respectively, 837,129 and 837,129 unvested RSUs outstanding. Each RSU can be settled either in cash or shares issued from treasury or a combination of cash and shares issued from treasury at the sole discretion of the Company.

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Disclosure Controls and Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
The Company is required to review and report on the effectiveness of its disclosure controls and procedures (“DC&P”) in accordance with National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), issued by the Canadian Securities Administrators. NI 52-109 requires a Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to certify that they are responsible for establishing and maintaining DC&P for the Company, that DC&P have been designed and are effective in providing reasonable assurance that material information relating to the Company is made known to them, that they have evaluated the effectiveness of the Company’s DC&P and that their conclusions about the effectiveness of those DC&P at the end of the period covered by the relevant interim filings have been disclosed by the Company.
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in a control system, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. In addition, the design of any system of control is based upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all future events, no matter how remote, or that the degree of compliance with the policies or procedures may not deteriorate. Accordingly, the Company’s DC&P are effective in providing reasonable, not absolute, assurance that the objectives of its disclosure control system have been met.
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (“ICFR”), which is a process designed by, or designed under the supervision of the CEO and CFO, and effected by the Board, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Under their supervision and with the participation of Management, including the CEO and CFO, an evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted at September 30, 2016. Based on this evaluation, Management has concluded that the Company’s internal control over financial reporting was effective as at September 30, 2016.
Given Management is in the process of evaluating controls associated with business combinations, in accordance with Section 3.3(1) of NI 52-109, Management has limited the scope and design and subsequent evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of Concordia International, the Company’s Concordia International segment, acquired through a business combination on October 21, 2015. Financial information related to Concordia International has been presented in this MD&A under the Concordia International segment. Additional information related to Concordia International as at September 30, 2016 includes: current assets of $293,510, non-current assets of $2,731,095, current liabilities of $320,466 and non-current liabilities of $222,728.
Except for changes relating to the continuing integration of Concordia International, the Company’s Concordia International segment, as discussed above, there have been no changes in the Company’s internal control over financial reporting during the nine month period ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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